SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:       Form 20-F                     Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.         Yes                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 14, 2008

By: /s/ Victor DiTommaso________________

Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
	$	$	$	$
Sales	184,501	191,453	201,875	187,109
Cost of sales	156,871	163,670	171,083	158,742
Gross Profit	27,630	27,783	30,792	28,367

Selling, general and administrative expenses	17,629	18,664	17,508	16,676
Stock-based compensation expense	421	289	504	533
Research and development expenses	1,441	947	1,002	1,161
Financial expenses
Interest	5,984	5,909	8,687	6,125
Other	(1,195)	(658)	(839)	(233)
Refinancing expense	6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges			1,330	4,415
	30,311	25,151	28,192	28,677

Earnings (loss) before income taxes (recovery)	(2,681)	2,632	2,600	(310)
Income taxes (recovery)	(818)	3,349	1,628	7,768
Net earnings (loss)	(1,863)	(717)	972	(8,078)

Earnings (loss) per share
Basic	(0.03)	(0.01)	0.02	(0.20)
Diluted	(0.03)	(0.01)	0.02	(0.20)

Weighted average number of common shares outstanding
Basic	58,956,348	58,185,756	40,986,940	40,986,940
Diluted	58,956,348	58,185,756	40,986,940	40,986,940

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	$	$	$	$
Sales	186,835	187,370	195,120	217,687
Cost of sales	159,370	164,604	169,433	182,534
Gross profit	27,465	22,766	25,687	35,153

Selling, general and administrative expenses	18,321	18,729	21,399	21,525
Stock-based compensation expense	454	454	453	590
Research and development expenses	1,025	1,406	1,523	1,662
Financial expenses
Interest	6,704	6,417	6,764	6,737
Other	(410)	(546)	(2)	(341)
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges	2,369	10,095	16,037	32,423
Impairment of goodwill			120,000
	28,463	36,555	166,174	62,596

Earnings (loss) before income taxes (recovery)	(998)	(13,789)	(140,487)	(27,443)
Income taxes (recovery)	(428)	1,399	(17,154)	(9,260)
Net earnings (loss)	(570)	(15,188)	(123,333)	(18,183)

Earnings (loss) per share
Basic	(0.01)	(0.37)	(3.01)	(0.44)
Diluted	(0.01)	(0.37)	(3.01)	(0.44)

Weighted average number of common shares outstanding
Basic	40,986,940	40,986,057	40,986,057	40,985,440
Diluted	40,986,940	40,986,057	40,986,057	40,985,440

May 14, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months ended March 31, 2008. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) experienced a 1.2% decrease in sales for the three months ended March 31, 2008 as compared to the corresponding period in 2007.   The net loss for the three months ended March 31, 2008 was $0.03 per share, both basic and diluted, as compared to a loss of $0.01 per share, both basic and diluted, for the same period in 2007.

Adjusted net earnings, defined by the Company as net earnings (loss) excluding refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges was $0.03 per share, both basic and diluted for the first quarter of 2008, as compared to adjusted net earnings of $0.02 per share, both basic and diluted for the same period in 2007.  Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes that it provides a better comparison of results for the periods presented as it does not take into account refinancing expense, manufacturing facility closures, restructuring, strategic alternatives and other charges in each period.  Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to GAAP net earnings (loss) is included herein.

On March 27, 2008, the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a five-year $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  The ABL is priced at libor plus a loan premium determined from a pricing grid.  The loan premium declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%.  However, through September 2008, the applicable loan premium is fixed at 1.75%.   Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company has 120 days from closing to secure financing on all or a portion of its owned real estate.  After that time, the remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, beyond the 120 days the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge to the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.  During the 120 day window in which the real estate is unencumbered, the Company is not subject to the fixed charge coverage ratio but also is prevented from accessing the last $15.0 million of unused availability under its borrowing base.

In connection with this refinancing, the Company is reporting a refinancing expense in the quarter of approximately $6.0 million comprised of $3.1 million of accelerated amortization of the debt issue expenses on the previous Facility and the settlement, at a cost of $2.9 million, of two interest rate swaps that the Company entered into in June and July 2005 hedging the Facility’s interest rates.  Among the advantages the Company expects from refinancing are lower interest costs and fewer financial covenants with which it must comply. The Company estimates that the lower loan premium on the ABL compared to the Facility will reduce the Company’s interest expense by approximately $2.5 million annually.

In securing the ABL, the Company incurred approximately $2.3 million in debt issue expenses.  These expenses have been capitalized and shall be amortized over the five-year term of the ABL.

RESULTS OF OPERATIONS

SALES

Sales for the first quarter of 2008 were approximately $184.5 million, a decrease of 1.2% from sales of $186.8 million in the first quarter of 2007.  The decrease was due to lower sales volume in the first quarter of 2008 of approximately 5.9% compared to the first quarter of 2007 offset in part by higher selling prices in 2008 compared to 2007.  The Company increased selling prices during the quarter due to in the increasing costs of certain raw materials, most significantly resin plastic based raw material.  The Company expects raw material costs to continue to increase. The Company views the volume declines as resulting from weakened economic conditions, particularly in the United States during the quarter.

The Company’s sales volumes in the first quarter of 2008 were down 7.0% compared to sales volumes in the fourth quarter of 2007 due to the continuing economic weakness in the United States.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2008 totaled $27.6 million at a gross margin of 15.0%, as compared to gross profit of $27.5 million for the first quarter of 2007 at a gross margin of 14.7%. The gross profit for the fourth quarter of 2007 was $27.8 million at a gross margin of 14.5%.  The margin improvement in first quarter of 2008 compared to 2007 margins reflects higher selling prices, effectively offsetting the gross profit dollar decline associated with the volume decrease experienced during the quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expense (“SG&A”) was $17.6 million for the first quarter of 2008 (9.6% of sales), compared to $18.3 million for the first quarter of 2007 (9.8% of sales).   The SG&A of $17.6 million for the first quarter of 2008 represents a decrease of $1.0 million from the expense level for the fourth quarter of 2007 and a $0.7 million decrease from the expense level for the first quarter of 2007.   The first quarter 2008 expense decreases in comparison with both periods in 2007 is primarily attributable to lower professional fees and the reduced cost of sales promotion expenses.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the first quarter of 2008 was $0.4 million compared to $0.5 million in the first quarter of 2007.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including as management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating Profit Reconciliation (in millions of US dollars)

For the three months ended March 31,	2008	2007
	$	$
Gross Profit	27.6	27.5
Less: SG&A expense	17.6	18.3
Less: Stock-based compensation expense	0.4	0.5
Operating Profit	9.6	8.7

Operating profit was $9.6 million for the first quarter of 2008, compared to $8.7 million for the first quarter of 2007. The increase was attributable to higher gross profits and reduced SG&A expense in the first quarter of 2008.

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2008 totaled $4.8 million, a 23.9% decrease from the first quarter of 2007.  The decrease is primarily due to lower interest expense resulting from the decrease in debt outstanding between the first quarter of 2007 and the first quarter of 2008.

REFINANCING EXPENSE

Included in the first quarter of 2008 is $6.0 million of refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on settlement of two interest rate swap agreements.  This loss was reclassified from Other comprehensive income as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with the Facility in 2004.

EBITDA

A reconciliation of the Company’s EBITDA and Adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. The Company defines Adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA and Adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings ( in millions of US dollars)

For the three months ended March 31,	2008	2007
	$	$
Net loss – as reported	(1.9)	(0.6)
Add back (deduct): Financial expenses, net of amortization	4.4	6.0
Refinancing expense, net of amortization	2.9
Income taxes (recovery)	(0.8)	(0.4)
Depreciation and amortization	12.4	9.0
EBITDA	17.0	14.0
Manufacturing facility closures, restructuring, strategic alternatives and other charges		2.4
Adjusted EBITDA	17.0	16.4

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the three months ended March 31, 2008, the Company has an estimated effective income tax rate of approximately 30.5% compared to an estimated effective income tax rate of approximately 42.9% for the three months ended March 31, 2007.

NET EARNINGS

Net loss for the first quarter of 2008 was $1.9 million or $0.03 per share, both basic and diluted, compared to a net loss of $0.6 million or $0.01 per share, both basic and diluted, for the first quarter of 2007.

Excluding refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges (net of tax), adjusted net earnings for the three months ended March 31, 2008 was $1.9 million or $0.03 per share, both basic and diluted. Excluding manufacturing facility closures, restructuring, strategic alternatives and other charges, adjusted net earnings for the three months ended March 31, 2007 was $0.9 million or $0.02 per share both basic and diluted. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes that it provides a better comparison of results for the periods presented, as it does not take into account non-recurring items and manufacturing facility closures, restructuring, strategic alternatives and other charges in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the

United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)

For the three months ended March 31,	2008	2007
	$	$
Net loss – as reported	(1.9)	(0.6)
Add back (net of tax): Refinancing expense	3.8
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1.5
Adjusted Net Earnings	1.9	0.9
Earnings (loss) per share:
Basic – as reported	(0.03)	(0.01)
Basic – adjusted	0.03	0.02
Diluted – as reported	(0.03)	(0.01)
Diluted – adjusted	0.03	0.02

RESULTS OF OPERATIONS-TAPES AND FILMS DIVISION

Sales for the Tapes and Films (“T&F”) Division for the first quarter of 2008 totalled $148.7 million, a 1.6% decrease compared to $151.1 million for the first quarter of 2007.  Sales volumes (units) decreased 7.1% for the first quarter of 2008 compared to the first quarter of 2007.  The volume decline was largely offset by selling price increases.  Sales for the first quarter of 2008 decreased 1.5% compared to the fourth quarter of 2007, including a sales volume decline of 5.9%. The volume decline in the first quarter of 2008 is reflective of the economic weakness in the United States.

T&F Division gross profits for the first quarter of 2008 totalled $23.3 million at a gross margin of 15.7% compared to $24.2 million at a gross margin of 16.0% for the first quarter of 2007 and $23.9 million at a gross margin of 15.8% for the fourth quarter of 2007.

The T&F Division’s EBITDA for the first quarter of 2008 was $15.6 million compared to $16.4 million for the first quarter of 2007 and $16.3 million for the fourth quarter of 2007.

RESULTS OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the first quarter of 2008 totalled $35.8 million, compared to $35.8 million for the first quarter of 2007.  Sales volumes (units) decreased 0.9% for the first quarter of 2008 compared to the first quarter of 2007.  The unit decline was mitigated by selling price increases and product mix changes.  Sales for the first quarter of 2008 decreased 11.6% compared to the fourth quarter of 2007, including a sales volume decline of 11.0%. The sales volume decrease for the quarter was primarily due to decline in the sale of products to the residential construction market, which continues to be a challenging market for the Division.

ECP Division gross profits for the first quarter of 2008 totalled $4.3 million at a gross margin of 12.1% compared to $3.3 million at a gross margin of 9.1% for the first quarter of 2007 and $3.9 million at a gross margin of 9.6% for the fourth quarter of 2007.  The gross profit and gross margin improvement in the first quarter of 2008 resulted from increased selling prices and improved product mix. Results for all periods reported reflect the continued softness in the residential construction market.

The ECP Division’s EBITDA for the first quarter of 2008 was $2.2 million compared to $1.2 million for the first quarter of 2007 and $2.1 million for the fourth quarter of 2007. The EBITDA in the first quarter of 2008 exceeded the EBITDA for the fourth quarter of 2007 despite lower sales due to the gross profit and gross margin improvement described above, offset in part by higher SG&A expenses in the first quarter of 2008 compared to the fourth quarter of 2007.

RESULTS OF OPERATIONS-CORPORATE

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives and other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation and the cost of being a public company. The unallocated corporate expenses for the three months ended March 31, 2008 and 2007 totalled $0.8 million and $1.3 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for letters of credit issued and outstanding discussed in the section entitled “Bank Indebtedness and Credit Facilities”.

RELATED PARTY TRANSACTIONS

The Company has entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities.  The agreements are effective through December 31, 2009 but can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with 30 days written notice.  The agreements provide for aggregate monthly compensation beginning in January 2008 in the amount of US$75,000 and Cdn$100,000 per month for a minimum of six months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates of US$50,000 and Cdn$100,000 per month through December 31, 2009.  The Company has the option to continue the services of the other affiliate on a month-to-month basis at a monthly compensation commensurate with the services required as determined by the Company, which is currently set at US$25,000.

The advisory services agreements provide for an aggregate performance fee payable July 1, 2010 based on the difference between the then-market price of the Company’s common shares on the Toronto Stock Exchange and the Canadian rights offering price of Cdn$3.61 per share multiplied by 2.2 million provided that the price of the Company’s shares on July 1, 2010 exceeds Cdn$4.76.  The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements.

FINANCIAL POSITION

Trade receivables increased $5.0 million between December 31, 2007 and March 31, 2008. The increase was due to higher sales in March of 2008 compared to December of 2007 and stronger year-end cash collections as compared to late March 2008. Inventories increased by $2.0 million between December 31, 2007 and March 31, 2008. The increase was due to rising raw material costs and an increase in finished goods on hand. Accounts payable and accrued liabilities decreased by $3.3 million between December 31, 2007 and March 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $9.5 million for the first quarter of 2008 compared to $7.8 million for the first quarter of 2007. Changes in non-cash working capital items used was $12.3 million for the three months ended March 31, 2008 compared to using $1.5 million in cash during the same three month period in 2007.

The increase in cash flows from operating activities before changes in non-cash working capital items in the first quarter of 2008 compared to the first quarter of 2007 is the result of improved profitability, despite the $2.9 million cash cost of settling the interest rate swap agreements. The increased use of cash flows reflected in changes in non-cash working capital items in the first quarter of 2008 compared to the first quarter of 2007 was the result of increased trade receivables and inventories and decreased accounts payable and accrued liabilities in the first quarter of 2008.

Cash flows used in investing activities were $1.2 million in the first quarter of 2008 and $5.2 million for the first quarter of 2007.  The decreased cash used for investing activities in the first quarter of 2008 as compared to the first quarter of 2007 is due to slightly lower capital expenditures in 2008 and proceeds from the sale of assets.

The Company increased total indebtedness during the three months ended March 31, 2008 by $1.6 million. The Company decreased total indebtedness during the three months ended March 31, 2007 by $14.1 million. The decrease in 2007 was due to the $15.6 million “excess cash flow” prepayment required under the Facility.

BANK INDEBTEDNESS AND CREDIT FACILITIES

As explained in the section titled “Overview”, on March 27, 2008, the Company successfully refinanced its existing Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The Facility included a US$52.0 million five-year revolving credit facility available in US dollars and a US$8.0 million five-year revolving credit facility available in Canadian dollars. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.

At March 31, 2008, the Company had borrowed $123.5 million under its ABL, including $4.8 million in letters of credit. As at December 31, 2007, $2.1 million had been borrowed under the revolving line of credit portion of the Facility, all of which was letters of credit.  When combined with cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $44.3 million as at March 31, 2008 (before the $15.0 million short-term availability block discussed in the section titled “Overview”) compared to $73.4 million as at December 31, 2007.  The decline in cash and credit availability at March 31, 2008 compared to December 31, 2007 is as a result of replacing the Facility, including its $60.0 million line of credit, with the ABL, which sets the maximum borrowings available to the Company using a borrowing base calculation.  The Company believes that the borrowing base calculation under the ABL provides adequate liquidity when coupled with existing working capital to meet day-to-day operations, given its operating margins and projected budgets.

CONTRACTUAL OBLIGATIONS

At March 31, 2008, except for the refinancing of the Company’s Facility and the settlement of the Company’s interest rate swap agreements, there were no material changes in the contractual obligations set forth in the Company’s 2007 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at March 31, 2008 there were 58,956,348 common shares of the Company outstanding.

During the first three months of 2008, no stock options were granted or exercised.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amount of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2007 can be found in the Company’s 2007 Annual Report and have not materially changed since that date.

CHANGE IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 Inventories, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.  In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed.

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed.  This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital.

Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how those risks are managed.

Readers should refer to Note 2 to the interim consolidated financial statement for the three months ended March 31, 2008 for more information regarding the adoption of these standards.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. No such changes were identified through their evaluation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. The quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and operating profit. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2008	2007
	$	$

Sales	184,501	186,835
Cost of sales	156,871	159,370
Gross profit	27,630	27,465

Selling, general and administrative expenses	17,629	18,321
Stock-based compensation expense	421	454
Research and development expenses	1,441	1,025
Financial expenses
Interest	5,984	6,704
Other	(1,195)	(410)
Refinancing (Note 8)	6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges (Note 7)		2,369
	30,311	28,463
Loss before income taxes recovery	(2,681)	(998)
Income taxes recovery	(818)	(428)
Net loss	(1,863)	(570)

Loss per share
Basic	(0.03)	(0.01)

Diluted	(0.03)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Deficit

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2008	2007
	$	$
Balance, beginning of period	(67,482)	(59,532)
Cumulative impact of accounting changes relating to financial instruments, hedges and inventories (Note 2)	(252)	443
Balance, beginning of period, as restated	(67,734)	(59,089)
Net loss	(1,863)	(570)
Balance, end of period	(69,597)	(59,659)

The accompanying notes are an integral part of the consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2008	2007
	$	$
Net loss	(1,863)	(570)
Other comprehensive income
Change in fair value of interest rate swap agreements, designed as a cash flow hedge (net of future income taxes as at March 31, 2008 and 2007 of $785 and $161, respectively)	(1,337)	(274)
Settlement of interest rate swap agreements, recorded in consolidated earnings (net of future income taxes of $1,080) (Note 8)	1,840
Change in accumulated currency translation adjustments	(4,295)	2,130
Other comprehensive income	(3,792)	1,856
Comprehensive income (loss)	(5,655)	1,286

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	10,851	15,529
Trade receivables	96,380	91,427
Other receivables	4,193	2,970
Inventories	101,529	99,482
Parts and supplies	13,491	13,356
Prepaid expenses	3,296	3,522
Future income taxes	11,231	11,231
	240,971	237,517
Property, plant and equipment	312,051	317,866
Other assets	21,733	23,176
Future income taxes	53,774	53,990
Goodwill	68,759	70,250
	697,288	702,799
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,558	88,866
Installments on long-term debt	1,022	3,074
	86,586	91,940
Long-term debt	246,606	240,285
Pension and post-retirement benefits	9,578	9,765
Derivative financial instruments		799
	342,770	342,789
SHAREHOLDERS’ EQUITY
Capital stock	348,174	348,174
Contributed surplus	12,277	11,856

Deficit	(69,597)	(67,482)
Accumulated other comprehensive income (Note 5)	63,670	67,462
	(5,927)	(20)
	354,518	360,010
	697,288	702,799

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31, 2008	March 31, 2007
OPERATING ACTIVITIES	$	$
Net loss	(1,863)	(570)
Non-cash items
Depreciation and amortization	9,264	8,959
Write-off of debt issue expenses	3,111
(Gain) loss on disposal of property, plant and equipment	(163)	59
Future income taxes	(1,061)	(602)
Stock-based compensation expense	421	454
Pension and post-retirement benefits funding in excess of amounts expensed	(199)	(490)
Cash flows from operations before changes in non- cash working capital items	9,510	7,810
Changes in non-cash working capital items
Trade receivables	(4,381)	(7,544)
Other receivables	(1,309)	143
Inventories	(3,590)	(7,196)
Parts and supplies	(240)	(227)
Prepaid expenses	191	464
Accounts payable and accrued liabilities	(3,019)	12,894
	(12,348)	(1,466)
Cash flows from operating activities	(2,838)	6,344
INVESTING ACTIVITIES
Property, plant and equipment	(4,248)	(5,466)
Proceeds on sale of property, plant and equipment	3,114	10
Other assets	(107)	573
Goodwill		(300)
Cash flows from investing activities	(1,241)	(5,183)
FINANCING ACTIVITIES
Net change in bank indebtedness		3,171
Long-term debt	118,767	177
Debt issue expenses	(2,165)
Repayment of long-term debt	(117,124)	(17,421)
Cash flows from financing activities	(522)	(14,073)
Net decrease in cash and cash equivalents	(4,601)	(12,912)
Effect of currency translation adjustments	(77)	32
Cash and cash equivalents, beginning of period	15,529	17,299
Cash and cash equivalents, end of period	10,851	4,419

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at March 31, 2008 as well as its results of operations and cash flows for the three months ended March 31, 2008 and 2007.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2007 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes thereto follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

NOTE 2.
Accounting Changes

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 Inventories, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.  In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed.  In accordance with the applicable transitional provisions, the Company adopted this new standard prospectively, with no restatement of prior periods, which resulted in a $0.3 million increase if deficit, a $0.4 million decrease to inventories and a $0.1 million increase of future income tax asset.

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed.  This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital.  The new standard did not have any impact on the Company’s interim financial results.

Sections 3862 and 3863 revise and enhance disclosure and presentation; in particular presentation of financial instruments, and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

The additional disclosures required as a result of the adoption sections 1535, 3862 and 3863 were included in Note 10.

NOTE 3.
Pension and Post-Retirement Benefit Plans

In thousands of US dollars
	March 31,
For the three months ended	2008	2007
	$	$
Net periodic benefit cost for defined benefit pension plans	476	481

NOTE 4.
Information Included in Consolidated Earnings

In thousands of US dollars
	March 31,
For the three months ended	2008	2007
	$	$
Financial expenses
Interest on long-term debt	5,473	6,549
Amortization of debt issue expenses on long-term debt	276	249
Interest on credit facilities	244
Amortization of debt issue expenses on credit facilities	141	56
Interest capitalized to property, plant and equipment	(150)	(150)
	5,984	6,704
Foreign exchange loss (gain)	(326)	153
Interest income and other	(869)	(563)
	(1,195)	(410)
	4,789	6,294

Depreciation of property, plant and equipment	8,822	8,562
Amortization of other deferred charges	25	92

NOTE 5.
Capital Stock

During the three months ended March 31, 2008, there were no stock options granted or exercised.

The Company’s shares outstanding as at March 31, 2008 and December 31, 2007 were 58,956,348.

Weighted average number of common shares outstanding:

	March 31,
For the three months ended	2008	2007
Basic	58,956,348	40,986,940
Diluted	58,956,348	40,986,940

The Company did not declare or pay dividends during the three months ended March 31, 2008 or March 31, 2007.

Contributed Surplus

During the three months ended March 31, 2008, the contributed surplus account increased by the amount of approximately $0.4 million corresponding to the stock-based compensation expense for the period.

NOTE 6.
Accumulated Other Comprehensive Income

In thousands of US dollars
	March 31,
For the three months ended	2008	2007
	$	$
Balance, beginning of period	67,462	36,141
Cumulative impact of accounting changes relating to financial instruments and hedges		1,138
Balance, beginning of period, as restated	67,462	37,279
Other comprehensive income for the period	(3,792)	1,856

Balance, end of period	63,670	39,135

The 2007 beginning of period balance corresponds to the reclassification of accumulated currency translation adjustments to accumulated other comprehensive income.

The components of other comprehensive income are as follows:

As at	March 31, 2008	December 31, 2007
	$	$
Accumulated currency translation adjustments	63,670	67,965
Fair value of interest rate swap agreements (1)		(503)

Accumulated other comprehensive income	63,670	67,462

(1) Net amount representing : i) fair value of interest rate swap agreements resulting from the initial application for accounting for hedges and ii) changes in fair value of interest rate swap agreements for the period.

NOTE 7.
Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

In the first quarter of 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges as the Company substantively completed all announced activities.  During the first quarter of 2008, the Company settled, in cash, obligations recorded in connection with the previously announced site restoration and restructuring activities in the amount of approximately $0.6 million.  As at March 31, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges activities, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $1.9 million ($2.5 million at December 31, 2007).

In the first quarter of 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006.  The Company has substantially completed its planned reductions.  During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting its strategic alternative process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

NOTE 8.
Refinancing

On March 27, 2008, the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a five-year $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  The ABL is priced at libor plus a loan premium determined from a pricing grid.  The loan premium declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%.  However, through September 2008, the applicable loan premium is fixed at 1.75%.   Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company has 120 days from closing to secure financing on all or a portion of its owned real estate.  After that time, the remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, beyond the 120 days the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge to the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.  During the 120 day window in which the real estate is unencumbered, the Company is not subject to the fixed charge coverage ratio but is prevented from accessing the last $15.0 million of unused availability under its borrowing base.

In connection with this refinancing, the Company is reporting a refinancing expense of approximately $6.0 million comprised of $3.1 million of accelerated amortization of the debt issue expenses on the previous Facility and the settlement of two interest rate swaps that the Company entered into in June and July 2005 hedging the Facility’s interest rates at a cost of $2.9 million.  Among the advantages the Company expects from refinancing are lower interest costs and fewer financial covenants with which it must comply. The Company estimates that the lower loan premium on the ABL compared to the Facility will reduce the Company’s interest expense by approximately $2.5 million annually.

In securing the ABL, the Company incurred approximately $2.3 million in debt issue expenses.  These expenses have been capitalized and will be amortized over the five-year term of the ABL.

NOTE 9.
Segmented information

The Company ‘s organizational and related internal reporting structure consists of three reportable segments including two operating segments and a corporate segment.  The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

T&F manufactures a variety of specialized polyolefin plastic and paper based products as well as complementary packaging systems for use in industrial and retail applications.  Products include carton sealing tapes, industrial and performance specialty tapes, stretch film and shrink wrap.  The products are manufactured and sold to industrial distributors and retailers, primarily under the Company’s brand names.  T&F operates ten manufacturing facilities in North America and one in Portugal.

ECP is a leader in the development and the manufacturing of innovative industrial, consumer packaging and productive covering products utilizing engineered coated polyolefin, paper and laminated materials.  Products included lumber wrap, metal wrap, polyethylene membrane fabrics, cotton bags and roof underlayment.  Products are manufactured in four manufacturing facilities and sold to both end-users and distributors in a wide variety of industries including construction and agriculture.

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the consolidated financial statements as at and for the year ended December 31, 2007.  All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

The following tables set forth information by segment for the three months ended March 31:

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	148,702	35,799	184,501
Costs of sales	125,407	31,464	156,871
Gross profit	23,295	4,335	27,630

EBITDA before unallocated expenses	15,594	2,183

Depreciation and amortization	7,735	1,473

Unallocated corporate expenses			369
Stock-based compensation expense			421
Financial expenses(1)			10,820

Loss before income taxes			(2,681)

			2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	151,074	35,761	186,835
Costs of sales	126,873	32,497	159,370
Gross profit	24,201	3,264	27,465

EBITDA before unallocated expenses	16,412	1,198

Depreciation and amortization	7,430	1,224

Unallocated corporate expenses			837
Stock-based compensation expense			454
Financial expenses			6,294
Manufacturing facilities closures, restructuring, strategic alternatives and other charges			2,369

Loss before income taxes			(998)

(1) Financial expenses for the three months ended March 31, 2008, include a refinancing expense amounting to approximately $6.0 million, primarily consisting of the write-off of debt issue expenses and the settlement of the interest rate swap agreements as describe in Note 8.

NOTE 10.
Financial Instruments

Financial risk management objectives and policies

The Company is exposed to various financial risks resulting from its operations.  The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

Fair value of financial instruments

The fair value of the Company’s long-term debt, including the current portion, with fixed interest rates has been calculated based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company’s long-term debt as at March 31, 2008 are as follows:

	March 31, 2008
	Fair value	Carrying amount
	$	$
Long-term debt	239,285	247,628

The fair value of the Company’s remaining financial instruments approximates their carrying value, reflecting either their nature, short-term maturity or normal trade credit terms.

Exchange risk

The Company is exposed to exchange risk due to cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and long-term debt in Canadian dollars and Euros.  As at March 31, 2008. financial assets and liabilities in foreign currency represents cash and cash equivalents and trade receivables totaling CAD $17.5 million and Euro 4.8 million (CAD $22.7 million and Euro 4.2 million as at December 31, 2007); accounts payable and accrued liabilities totaling CAD $18.5 million and Euro 1.0 million (CAD $20.1 million and Euro 1.0 million as at December 31, 2007) and long-term debt totaling CAD $0.5 million and Euro 1.0 million (CAD $0.6 million and nil Euro denominated as at December 31, 2007).

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the U.S. dollar, and the related impact on Other comprehensive income.  The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates.  For a 10% weakening of the Canadian dollar and the Euro against the U.S. dollar, there would be an equal and opposite impact on Other comprehensive income.

	Three months ended March 31, 2008
	Canadian dollar	Euro
	$	$
Increase in Other comprehensive income	16,900	2,600

Fluctuations in the Canadian dollar and the Euro are not expected to materially impact the net earnings of the Company, accordingly a sensitivity analysis has not been provided.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk.  The Company’s Asset Based Loan (“ABL”) is priced at libor plus a loan premium with a pricing grid, which ranges from 1.50% to 2.25%, depending on the remaining availability.  However, in accordance with the ABL agreement through September 2008 the applicable loan premium is fixed at 1.75%.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount on the balance sheet of the Company's financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. Financial assets that potentially subject the Company to significant credit risk consist primarily of the following cash and cash equivalents and trade receivables.

The Company maximum exposure to credit risk is as set out in the following table:

	March 31, 2008	December 31, 2007
	$	$
Cash and cash equivalents	10,851	15,529
Total receivables	96,380	91.427
Total	107,231	106,956

•

Cash and cash equivalents

Credit risk associated with cash and cash equivalents is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

•

Trade receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors the credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with the credit risks, historical trends, general economic conditions and other information and is taken into account in the financial statements.

The following table presents an analysis of the age of trade receivables as at:

	March 31, 2008	December 31, 2007
	$	$
Current	95,812	90,130
30-60 days past the due date	710	770
61-90 days past the due date	(62)	843
Over 90 days past the due date	606	833
	97,066	92,576
Allowance for doubtful accounts	(686)	(1,149)
Balance as at	96,380	91,427

The Company makes significant estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Current economic conditions, historical results and other relevant facts and circumstances are all considered when determining whether past-due accounts should be allowed for. The allowance for doubtful accounts is primarily calculated on a specific-identification of customer accounts receivable.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts:

Three months ended March 31, 2008
$
Balance, beginning of period	1,149
Additions	12
Write-off of trade receivables and credit notes issued in connection
customer claims	(475)
Balance, end of period	686

The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due.  The Company finances its operations through a combination of cash-flow from operations, and borrowing under the existing ABL.  Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources for a sufficient authorized amount.  The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.

As at March 31, 2008 the Company has accounts payable and accrued liabilities of $85.6 million due within the next twelve months.  The Company’s contractual obligations, including repayment of long-term debt and commitments were presented in the Company’s annual report for the year ended December 31, 2007.

As at March 31, 2008 the Company’s available line of credit and available cash on hand amounted to $44.3 million, exclusive of the $15 million authorized on the Company’s ABL but currently not available in accordance with the ABL agreement.  Given the Company’s credit availability, cash on hand and the timing of liability payments, management assess the Company liquidity risk to be low.

Price risk

The financial risk of the Company is impacted by changes in raw material prices as a result of the fluctuating underlying markets.  To manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns.

Capital risk management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with the shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash and cash equivalents, long-term debt and shareholders’ equity.

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will develop accordingly a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of shares, the issuance of common stock, the payment of dividends and the refinancing on existing debt agreements.

The Company monitors its capital by reviewing various financial metrics, including the following:

▪

Debt/EBITDA

▪

EBITDA/ interest expense

▪

Debt/ cash flows provided from operations

Debt represents the Company’s long-term and short term borrowings. The Company defines EBITDA as net earnings (loss) before: i) income taxes (recovery), ii) financial expenses, net of amortization, iii) amortization of other intangibles and capitalized software costs, and iv) depreciation. Interest expense is defined as the interest expenses incurred net of any interest income earned during the period. Cash flows provided from operations are defined as net earnings (loss) for the period adjusted for non-cash items and changes in working capital items.

The Company believes that the monitoring and evaluation of its internal metrics and ratios are consistent with its capital management objectives.

The Company is subject to an external covenant in connection with its Assets Based Loan (“ABL”). Accordingly, commencing in September of 2008, and subject to the unused availability under the ABL declining below $25.0 million, the Company must remain in compliance with a fixed charge coverage ratio. The Company monitors its compliance with external covenants on an ongoing basis, which are reviewed on a quarterly basis with its Board of Directors.

The Company is not subject to any other externally imposed capital requirements.

A summary of the Company’s capital structure is as follows:

	March 31, 2008		December 31, 2007
	$	%	$	%
Cash and cash equivalents	10,851	2	15,529	2
Debt	246,606	41	240,285	40
Capital stock	348,174	57	348,174	58

NOTE 11.
Related party transactions

The Company has entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities.  The agreements are effective through December 31, 2009 but can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with a 30 days written notice.  The agreements provide for aggregate monthly compensation beginning in January 2008 in the amount of US$75,000 and Cdn$100,000 per month for a minimum of six months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates of US$50,000 and Cdn$100,000 per month through December 31, 2009.  The Company has the option to continue the services of the other affiliate on a month-to-month basis at a monthly compensation commensurate with the services required as determined by the Company, which is currently set at US$25,000.

The advisory services agreements provide for an aggregate performance fee payable July 1, 2010 based on the difference between the then-market price of the Company’s common shares on the Toronto Stock Exchange and the Canadian rights offering price of Cdn$3.61 per share multiplied by 2.2 million provided that the price of the Company’s shares on July 1, 2010 exceeds Cdn$4.76.  The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements.

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Form 52-109F2 – Certification of Interim Filings

I, Melbourne F. Yull, Executive Director of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 14th day of May, 2008.

By:

(signed)  Melbourne F. Yull
Executive Director

Form 52-109F2 – Certification of Interim Filings

I, Victor DiTommaso, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 14th day of May, 2008.

By:

(signed)  Victor DiTommaso
Chief Financial Officer

Endnotes